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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Hispanic Broadcasting Corporation (Name of Issuer)
Class A Common Stock, $0.001 par value (Title of Class of Securities)
43357B104 (CUSIP Number)
McHenry T. Tichenor, Jr. 3012 Oak Lawn Avenue, Suite 215 Dallas, Texas 75219 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 11, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    ☐.

        Note: Six copies of this statement, including all exhibits, shall be filed with the Commission. See § 240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this coverage page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 25 Pages

Hispanic Broadcasting Corporation CUSIP No. 43357B104	Schedule 13D Page 2 of 25 Pages

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) McHenry T. Tichenor, Sr.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power 12,777(1)
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 12,712,451
PERSON WITH
	(9)	Sole Dispositive Power 151,342(1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 12,725,228

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 15.81%

(14)	Type of Reporting Person (See Instructions) IN

(1)
Includes 11,135 shares which may be acquired pursuant to the exercise of options within the next 60 days and 1,642 shares held in an employee stock purchase plan.

Hispanic Broadcasting Corporation CUSIP No. 43357B104	Schedule 13D Page 3 of 25 Pages

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) McHenry T. Tichenor, Jr.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power 227,649(1)
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 12,712,451
PERSON WITH
	(9)	Sole Dispositive Power 3,286,317(1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 12,940,100

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 16.03%

(14)	Type of Reporting Person (See Instructions) IN

(1)
Includes 210,334 shares which may be acquired pursuant to the exercise of options within the next 60 days and 1,315 shares held in an employee stock purchase plan.

Hispanic Broadcasting Corporation CUSIP No. 43357B104	Schedule 13D Page 4 of 25 Pages

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) U.S. Bank N.A. (f/k/a/ Colorado Bank), as Trustee of the David T. Tichenor Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power 0
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0(1)
PERSON WITH
	(9)	Sole Dispositive Power 0(1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0

(14)	Type of Reporting Person (See Instructions) BK

(1)
In February 2000, U.S. Bank N.A. ceased to be the trustee of the David T. Tichenor Trust. First National Bank of Fort Collins is the successor trustee of the David T. Tichenor Trust. Accordingly, in February 2000 U.S. Bank N.A., in its capacity as trustee, ceased to be a beneficial owner of the shares attributable to the David T. Tichenor Trust.

Hispanic Broadcasting Corporation CUSIP No. 43357B104	Schedule 13D Page 5 of 25 Pages

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) First National Bank of Fort Collins, as Trustee of the David T. Tichenor Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power 0
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 12,712,451
PERSON WITH
	(9)	Sole Dispositive Power 1,067,136

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 12,712,451

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 15.79%

(14)	Type of Reporting Person (See Instructions) BK

Hispanic Broadcasting Corporation CUSIP No. 43357B104	Schedule 13D Page 6 of 25 Pages

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) McHenry T. Tichenor, Jr., as Trustee pursuant to a Voting Trust Agreement

(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power 0(1)
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 0(1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0

(14)	Type of Reporting Person (See Instructions) IN

(1)
The shares attributable to McHenry T. Tichenor, Jr., as Trustee pursuant to a Voting Trust Agreement, were sold in 1997.

Hispanic Broadcasting Corporation CUSIP No. 43357B104	Schedule 13D Page 7 of 25 Pages

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) Warren W. Tichenor

(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power 106,418(1)
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 12,712,451(1)
PERSON WITH
	(9)	Sole Dispositive Power 4,465,054(1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 12,818,869(1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 15.92%

(14)	Type of Reporting Person (See Instructions) IN

(1)
Excludes 13,686 shares held by Rhonda S. Tichenor, beneficial ownership of which is disclaimed by Warren Tichenor, her spouse. See discussion under Item 3.

Hispanic Broadcasting Corporation CUSIP No. 43357B104	Schedule 13D Page 8 of 25 Pages

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) William E. Tichenor

(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power 0
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 12,712,451
PERSON WITH
	(9)	Sole Dispositive Power 1,407,314

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 12,712,451

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 15.79%

(14)	Type of Reporting Person (See Instructions) IN

Hispanic Broadcasting Corporation CUSIP No. 43357B104	Schedule 13D Page 9 of 25 Pages

(1)	Names of Reporting Persons.
I.R.S. Identification Nos. of Above Persons (entities only)
Jean T. Tichenor, Individually and as Trustee of The Jean Tichenor Family Trust Dated February 24, 1998, as Amended

(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power 0
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 12,712,451
PERSON WITH
	(9)	Sole Dispositive Power 2,307,394

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 12,712,451

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 15.79%

(14)	Type of Reporting Person (See Instructions) IN

Hispanic Broadcasting Corporation CUSIP No. 43357B104	Schedule 13D Page 10 of 25 Pages

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) HEF Investors Limited Partnership

(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) 00

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Arizona

NUMBER OF SHARES	(7)	Sole Voting Power 0
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 12,712,451
PERSON WITH
	(9)	Sole Dispositive Power 374,738

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 12,712,451

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 15.79%

(14)	Type of Reporting Person (See Instructions) PN

Hispanic Broadcasting Corporation CUSIP No. 43357B104	Schedule 13D Page 11 of 25 Pages

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) McHenry T. Tichenor, Jr., as Trustee of the Genevieve Beryl Tichenor Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power 47,552
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 47,552

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 47,552

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) Less than one percent.

(14)	Type of Reporting Person (See Instructions) Individual

        This Amendment No. 2 to the Statement on Schedule 13D filed jointly by McHenry T. Tichenor, Sr.; McHenry T. Tichenor, Jr., individually and as trustee pursuant to a Voting Trust Agreement and as trustee of the Genevieve Beryl Tichenor Trust; U.S. Bank N.A. (f/k/a Colorado National Bank), as the predecessor trustee of the David T. Tichenor Trust; First National Bank of Fort Collins, as trustee of the David T. Tichenor Trust; Warren W. Tichenor; William E. Tichenor; Jean T. Tichenor, individually and as trustee of The Jean Tichenor Family Trust dated February 24, 1998, as amended ("The Jean Tichenor Family Trust"); and HEF Investors Limited Partnership relates to the Class A Common Stock, par value $0.001 per share (the "Hispanic Class A Common Stock") of Hispanic Broadcasting Corporation, a Delaware corporation (the "Company").

The Schedule 13D is amended as follows:

Item 1. Security and Issuer

        The information as previously provided is amended as follows:

  (a)
  Class A common stock, $.001 par value of Hispanic Broadcasting Corporation, a Delaware corporation.
  (b)
  Hispanic Broadcasting Corporation
  3012 Oak Lawn Avenue, Suite 215
  Dallas, Texas 75219

Item 2. Identity and Background

        The information as previously provided is amended as follows:

        The following information relates to McHenry T. Tichenor, Sr.:

  (a)
  Name: No Amendment.

  (b)
  Residence or Business Address: 7 Old Fort Way, Hilton Head, South Carolina 29926.

  (c)
  Present Principal Occupation: Director of Hispanic Broadcasting Corporation.
   Employer: Hispanic Broadcasting Corporation.
   Principal Business: No Amendment.
   Business Address: 3012 Oak Lawn Avenue, Suite 215, Dallas, Texas 75219.

  (d)
  Criminal Convictions in Last Five Years: No Amendment.

  (e)
  Civil Proceedings Regarding Securities Violation in Last Five Years: No Amendment.

  (f)
  Citizenship: No Amendment.

        The following information relates to McHenry T. Tichenor, Jr.:

  (a)
  Name: No Amendment.

  (b)
  Residence or Business Address: 3012 Oak Lawn Avenue, Suite 215, Dallas, Texas 75219.

  (c)
  Present Principal Occupation: Chairman, President and Chief Executive Officer of Hispanic Broadcasting Corporation.
   Employer: Hispanic Broadcasting Corporation.
   Principal Business: No Amendment.
   Business Address: 3012 Oak Lawn Avenue, Suite 215, Dallas, Texas 75219.

  (d)
  Criminal Convictions in Last Five Years: No Amendment.

  (e)
  Civil Proceedings Regarding Securities Violation in Last Five Years: No Amendment.

  (f)
  Citizenship: No Amendment.

        The following information relates to Colorado National Bank:

  (a)
  Name: U.S. Bank N.A. (f/k/a Colorado National Bank).

  (b)
  Place of Organization: United States.

  (c)
  Principal Business: Banking.

  (d)
  Address of Principal Office: P.O. Box 1118, Cincinnati, OH 45202.

  (e)
  Criminal Convictions in Last Five Years: None.

  (f)
  Civil Proceedings Regarding Securities in Last Five Years: None.

        The following information relates to First National Bank of Fort Collins:

  (a)
  Name: First National Bank of Fort Collins.

    First National Bank of Fort Collins is the successor in legal interest to U.S. Bank N.A. (f/k/a Colorado National Bank) with respect to beneficial ownership of shares of Hispanic Class A
    Common Stock reported on Schedule 13D.

  (b)
  Place of Organization: United States.

  (c)
  Principal Business: Banking.

  (d)
  Address of Principal Office: 215 West Oak, Fourth Floor, Fort Collins, Colorado 80522.

  (e)
  Criminal Convictions in Last Five Years: None.

  (f)
  Civil Proceedings Regarding Securities in Last Five Years: None.

        The following information relates to Warren W. Tichenor:

  (a)
  Name: No Amendment.

  (b)
  Business Address: 45 N.E. Loop 410, Suite 265, San Antonio, Texas, 78216.

  (c)
  Present Principal Occupation: No Amendment.
   Employer: No Amendment.
   Principal Business: No Amendment.
   Business Address: 45 N.E. Loop 410, Suite 265, San Antonio, Texas, 78216.

  (d)
  Criminal Convictions in Last Five Years: No Amendment.

  (e)
  Civil Proceedings Regarding Securities Violation in Last Five Years: No Amendment.

  (f)
  Citizenship: No Amendment.

        The following information relates to William E. Tichenor:

  (a)
  Name: No Amendment.

  (b)
  Residence or Business Address: 3625 Potomac Ave., Dallas, Texas 75205.

  (c)
  Present Principal Occupation: No Amendment.
   Employer: No Amendment.
   Principal Business: No Amendment.
   Business Address: 3625 Potomac Ave., Dallas, Texas 75205.

  (d)
  Criminal Convictions in Last Five Years: No Amendment.

  (e)
  Civil Proceedings Regarding Securities Violation in Last Five Years: No Amendment.

  (f)
  Citizenship: No Amendment.

        The following information relates to Jean T. Russell:

  (a)
  Name: Jean T. Tichenor (formerly known as Jean T. Russell).

    The Jean Tichenor Family Trust is the successor in interest to Jean T. Tichenor with respect to ownership of shares of Hispanic Class A Common Stock reported on the Schedule 13D. Jean T. Tichenor is the sole trustee of The Jean Tichenor Family Trust and has power to vote and direct the disposition of the shares of Hispanic Class A Common Stock owned by The Jean Tichenor Family Trust; she also has power to revoke The Jean Tichenor Family Trust. As trustee of The Jean Tichenor Family Trust (the holder of the majority of the units of JSC Tich Investments LLC) Ms. Tichenor also controls JSC Tich Investments LLC, which is the General Partner of HEF Investors Limited Partnership.

  (b)
  Residence Address: 9016 N. Morning Glory Road, Paradise Valley, Arizona 85253

  (c)
  Present Principal Occupation: No Amendment.
   Employer: No Amendment.
   Principal Business: No Amendment.
   Business Address: No Amendment.

  (d)
  Criminal Convictions in Last Five Years: No Amendment.

  (e)
  Civil Proceedings Regarding Securities Violation in Last Five Years: No Amendment.

  (f)
  Citizenship: No Amendment.

        The following information relates to HEF Investors Limited Partnership:

  (a)
  Name: HEF Investors Limited Partnership.

  (b)
  Place of Organization: Arizona.

  (c)
  Principal Business: Acquire, improve, own sell, maintain, manage, lease, invest, operate and otherwise deal with any property.

  (d)
  Address of Principal Office: 9016 N. Morning Glory Road, Paradise Valley, Arizona, 85253.

  (e)
  Criminal Convictions in Last 5 Years: None.

  (f)
  Civil Proceedings Regarding Securities in Last Five Years: None.

        The following information relates to JSC Tich Investments LLC:

  (a)
  Name: JSC Tich Investments LLC.
  JSC Tich Investments LLC is the General Partner of HEF Investors Limited Partnership.

  (b)
  Place of Organization: Arizona.

  (c)
  Principal Business: Investments; any other lawful business under Arizona law, except banking or insurance.

  (d)
  Address of Principal Office: 9016 N. Morning Glory Road, Paradise Valley, Arizona, 85253.

  (e)
  Criminal Convictions in Last 5 Years: None.

  (f)
  Civil Proceedings Regarding Securities in Last Five Years: None.

Item 3. Source and Amount of Funds or Other Consideration

        The information as previously provided is amended as follows:

        With respect to William E. Tichenor and Jean T. Tichenor, Not Applicable.

            Warren W. Tichenor acquired 118,418 shares (such number being adjusted for the June 2000 stock split) of Hispanic Class A Common Stock in eleven open market transactions for total cash consideration, derived from personal funds, of $2,745,850.75.

            Rhonda S. Tichenor holds 13,686 shares of Hispanic Class A Common Stock, beneficial ownership of which is disclaimed by Warren Tichenor, her spouse. Of the shares held by Mrs. Tichenor, 843 were acquired by purchase and 6,000 were acquired by gift from Warren Tichenor. Mrs. Tichenor's shares were acquired as shown below:

Date of Transaction	Type of Transaction	No. of Shares	Price Per Share	Total Shares
6/27/97	Purchase	250	$55.50	250	$13,875.00
9/26/97	Purchase	74	$76.00	324	$5,624.00
12/2/97	Stock Split (2 for 1)	324		648	$0.00
4/29/98	Purchase	95	$41.50	743	$3,942.50
12/21/98	Gift from spouse	6,000		6,743	$0.00
1/18/00	Purchase	100	$103.6875	6,843	$10,368.75
6/16/00	Stock Split (2 for 1)	6,843		13,686	$0.00
TOTAL				13,686	$33,810.25

        The Jean Tichenor Family Trust is the successor in interest to Jean T. Tichenor with respect to ownership of the shares of Hispanic Class A Common Stock reported on the Schedule 13D. Jean T. Tichenor transferred 2,907,832 shares (such number being adjusted for the June 2000 stock split) of Hispanic Class A Common Stock to The Jean Tichenor Family Trust on April 11, 2000.

        HEF Investors Limited Partnership acquired 3,740 shares (such number being adjusted for the June 2000 stock split) of Hispanic Class A Common Stock from JSC Tich Investments LLC and 370,990 shares (such number being adjusted for the June 2000 stock split) of shares of Hispanic Class A Common Stock from Jean T. Tichenor, as trustee of The Jean Tichenor Family Trust on May 5, 2000 as each person's capital contribution to the partnership.

        The shares relating to the Voting Trust Agreement which were held by McHenry T. Tichenor, Jr. as Trustee, were sold in open market transactions in 1997.

        First National Bank of Fort Collins is the successor in interest to U.S. Bank N.A. (f/k/a Colorado National Bank) as trustee of the David T. Tichenor Trust. First National Bank of Fort Collins assumed the position of trustee of the David T. Tichenor Trust in February of 2000. First National Bank of Fort Collins as trustee of the David T. Tichenor Trust acquired 2,000 shares of Hispanic Class A Common Stock in two open market transactions for total cash consideration, derived from David T. Tichenor's personal funds, of $57,625.

        McHenry T. Tichenor, Sr. acquired 1,642 shares of Hispanic Class A Common Stock pursuant to the Company's employee stock purchase plan for cash consideration, derived from personal funds, representing a 15% discount from then current market prices. In addition, McHenry T. Tichenor, Sr. was granted stock options by the Company in connection with his employment by the Company and as a member of the Board of Directors of the Company. See Schedule 2 attached hereto for additional information concerning the stock options granted to McHenry T. Tichenor, Sr.

        McHenry T. Tichenor, Jr. acquired 16,000 shares (such number being adjusted for the June 2000 stock split) of Hispanic Class A Common Stock in two open market transactions for total cash consideration, derived from personal funds, of $353,625. McHenry T. Tichenor, Jr. acquired 1,315 shares of Hispanic Class A Common Stock pursuant to the Company's employee stock purchase plan for cash consideration, derived from personal funds, representing a 15% discount from then current market prices. In addition, McHenry T. Tichenor, Jr. was granted stock options by the Company in connection with his employment by the Company and as a member of the Board of Directors of the Company. See Schedule 2 attached hereto for additional information concerning the stock options granted to McHenry T. Tichenor, Jr.

        The Genevieve Beryl Tichenor Trust is a testamentary trust created upon the death of Genevieve Beryl Tichenor. The Genevieve Beryl Tichenor Trust currently holds 47,552 shares of Hispanic Class A Common Stock.

Item 4. Purpose of Transaction

        The information as previously provided is amended as follows:

        McHenry T. Tichenor, Sr., McHenry T. Tichenor, Jr., Warren W. Tichenor and HEF Investors Limited Partnership acquired their respective shares of Hispanic Class A Common Stock solely for investment purposes.

        First National Bank of Fort Collins acquired beneficial ownership of its shares of Hispanic Class A Common Stock as the successor trustee of the David T. Tichenor Trust. (U.S. Bank N.A. (f/k/a Colorado National Bank) was the prior trustee of the David T. Tichenor Trust.) First National Bank of Fort Collins, as trustee of the David T. Tichenor Trust, acquired 2,000 shares of Hispanic Class A Common Stock in two open market transactions the purpose of which was to allow David T. Tichenor to make gifts of the shares.

        Pursuant to an Agreement and Plan of Reorganization, dated June 11, 2002 (the "Merger Agreement"), among Univision Communications Inc., a Delaware corporation ("Univision"), Univision Acquisition Corporation, a Delaware corporation ("Merger Sub"), and the Company, Merger Sub will merge with and into the Company (the "Merger") with the Company being the surviving entity of the Merger. The Merger Agreement is attached hereto as Exhibit 10.5. It is expected that after the effective date of the Merger, all shares of Hispanic Class A Common Stock will be exchanged for shares of Class A common stock of Univision. Such Merger is expected to close no later than September 30, 2003. The foregoing summary of the Merger Agreement is qualified in its entirety by reference to Exhibit 10.5, which is hereby incorporated by this reference.

        McHenry T. Tichenor, Jr., Warren W. Tichenor, William E. Tichenor and Jean T. Tichenor are each a party to the HBC Stockholder Support Agreement, dated June 11, 2002 (the "Support Agreement"), attached hereto as Exhibit 10.6, pursuant to which each has agreed to inform the administrator under the Voting Agreement that he desires his shares to be voted, (i) in favor of adoption of the Merger Agreement and (ii) against any action or agreement which would impede, interfere, with or prevent the Merger, including any other extraordinary corporate transaction, such as a merger, sale of assets, issuance of capital stock, reorganization or liquidation involving the Company and a third party or any other proposal of a third party to acquire the Company. Pursuant to the terms of the Support Agreement, prior to the closing of the Merger, McHenry T. Tichenor, Jr., Warren W. Tichenor, William E. Tichenor and Jean T. Tichenor are each permitted to dispose of up to 100,000 shares of Hispanic Class A Common Stock in any twelve month period in the open market, in private transactions or otherwise. (By letter dated September 26, 2002, Univision Communications, Inc. consented to the sale of an additional 130,000 shares of Hispanic Class A Common Stock by William E. Tichenor.) In addition, Warren W. Tichenor, William E. Tichenor and Jean T. Tichenor may collectively transfer up to 4,000,000 million shares of Hispanic Class A Common Stock (such shares to be allocated proportionately among Warren W. Tichenor, William E. Tichenor and Jean T. Tichenor based upon each such person's shareholdings in the Company as of the date of the Support Agreement) to a lender in satisfaction of any obligation related to a bona fide pledge to secure financing. No particular transfers are currently contemplated. See Item 6 of this Amendment No. 2 to Schedule 13D for additional information concerning the Support Agreement. The foregoing summary of the Support Agreement is qualified in its entirety by reference to Exhibit 10.6, which is hereby incorporated by this reference.

        This Amendment No. 2 to the Schedule 13D also reports the vesting of various options to purchase shares of Hispanic Class A Common Stock. See Schedule 1 attached hereto.

        The reporting persons may acquire additional shares in the open market, in private transactions or otherwise depending on various factors, including general market and industry conditions, and the issuer's financial condition and results of operation.

        The reporting persons will continue to review their holdings and the factors set forth above and may consider certain types of transactions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. No such transactions are currently contemplated.

Item 5. Interest in Securities of the Issuer

        The information as previously provided is amended as follows:

        (a)—(b)    On the basis of information contained in the Company's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2002, as of November 1, 2002, the Company has issued and outstanding 80,499,197 shares of Hispanic Class A Common Stock. On the basis of such disclosure, the shares of Hispanic Class A Common Stock which are beneficially owned by the reporting persons and subject to the Voting Agreement comprise 15.79% of the issued and outstanding shares of Hispanic Class A Common Stock. The shares of Hispanic Class A Common Stock held by McHenry T. Tichenor, Jr. outside of the Voting Agreement comprise less than one percent of the issued and outstanding shares of Hispanic Class A Common Stock. Unless otherwise noted, all information set forth herein has been adjusted to reflect a two-for-one stock split effected as a stock dividend on June 15, 2000.

        Each reporting person beneficially owns the aggregate number and percentage of Hispanic Class A Common Stock and has sole voting power, shared voting power, sole dispositive power, and shared dispositive power over the number of shares of Hispanic Class A Common Stock beneficially owned by such person as set forth below.

SHARES BENEFICIALLY OWNED

Name	Aggregate Number		Percentage	Sole Voting Power		Shared Voting Power	Sole Dispositive Power		Shared Dispositive Power
Tichenor, McHenry T., Sr.	12,725,228	(1)	15.81%	12,777	(1)	12,712,451	151,342	(1)	0
Tichenor, McHenry T., Jr.	12,940,100	(2)	16.03%	227,649	(2)	12,712,451	3,286,317	(2)	0
U.S. Bank N.A. (f/k/a Colorado National Bank), as Trustee of the David T. Tichenor Trust	0		0	0		0	0		0
First National Bank of Fort Collins, as Trustee of the David T. Tichenor Trust	12,712,451		15.79%	0		12,712,451	1,067,136		0
Tichenor, McHenry T., Jr., as Trustee pursuant to a Voting Trust Agreement	0		0	0		0	0		0
Tichenor, Warren W.	12,818,869	(3)	15.92%	106,418	(3)	12,712,451	4,465,054	(3)	0
Tichenor, William E.	12,712,451		15.79%	0		12,712,451	1,407,314		0
Tichenor, Jean T., Individually and as Trustee of The Jean Tichenor Family Trust	12,712,451		15.79%	0		12,712,451	2,307,394		0
HEF Investors Limited Partnership	12,712,451		15.79%	0		12,712,451	374,738		0
Tichenor, McHenry T., Jr., as Trustee of the Genevieve Beryl Tichenor Trust	47,552		*	47,552		0	47,552		0

*
Represents less than one percent (1%).

(1)
Includes 11,135 shares which may be acquired pursuant to the exercise of options within the next 60 days and 1,642 shares held in an employee stock purchase plan.

(2)
Includes 210,334 shares which may be acquired pursuant to the exercise of options within the next 60 days and 1,315 shares held in an employee stock purchase plan.

(3)
Excludes 13,686 shares held by Rhonda S. Tichenor, beneficial ownership of which is disclaimed by Warren Tichenor, her spouse. See discussion under Item 3.

          (c)    The transactions of the reporting persons with respect to shares of Hispanic Class A Common Stock in the last 60 days are set forth on the attached Schedule 1, which Schedule is incorporated herein by this reference.

          (d)  None.

          (e)  On or about April 2000, U.S. Bank N.A. (f/k/a Colorado National Bank), as trustee of the David T. Tichenor Trust, transferred 613,568 shares of Hispanic Class A Common Stock to First National Bank of Fort Collins, as trustee of the David T. Tichenor Trust. As a result, U.S. Bank N.A. (f/k/a Colorado National Bank), solely in its capacity as trustee of the David T. Tichenor Trust, ceased to beneficially own more than 5% of shares of Hispanic Class A Common Stock (and in fact now owns zero shares).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Security of the Issuer

        The information as previously provided is amended as follows:

        On December 1, 1998, the Company (formerly known as Heftel Broadcasting Corporation), McHenry T. Tichenor, Jr., U.S. Bank N.A., as trustee of the David T. Tichenor Trust (the predecessor trustee to First National Bank of Fort Collins), Warren W. Tichenor, William E. Tichenor and Jean T. Tichenor (formerly known as Jean T. Russell), Clear Channel Communications, a Texas corporation, and Clear Channel Radio, a Nevada corporation, entered into the Amended and Restated Stockholders Agreement (the "First Amendment") which amended the Stockholders Agreement dated February 14, 1997 (the "Original Agreement"). The First Amendment deleted Prime II Management, L.P., Prime Com, L.P., Alta Subordinated Debt Partners III, L.P. and Messrs Ricardo A. del Castillo, Jeffrey T. Hinson, David D. Lykes and McHenry T. Tichenor, Sr. from their obligations under the Original Agreement and added a provision that would allow a Tichenor Stockholder (as that terms is defined in the First Amendment) or a Clear Channel Stockholder (as that term is defined in the First Amendment) to transfer to a lender in a margin call up to 25% and 50%, respectively, of the number of shares (as adjusted for splits and stock dividends) of Company common stock owned by such Tichenor Stockholder or Clear Channel Stockholder as of the effective time of the Merger (as that term is defined in the First Amendment). The foregoing summary of the Amendment is qualified in its entirety by reference to Exhibit 10.7, which is hereby incorporated by this reference.

        On March 1, 2001, the Company (formerly known as Heftel Broadcasting Corporation), McHenry T. Tichenor, Jr., McHenry T. Tichenor, Sr., First National Bank of Fort Collins, as trustee of the David T. Tichenor Trust, Warren W. Tichenor, William E. Tichenor, Jean Tichenor, Clear Channel Communications, Inc., a Texas corporation, and Clear Channel Radio, Inc., a Nevada corporation, entered into the Amendment to Amended and Restated Stockholders Agreement (the "Second Amendment"). The Second Amendment changed the percent of Hispanic Class A Common Stock owned by a Tichenor Stockholder that such Tichenor Stockholder may transfer in a Margin Call to a lender from 25% to 50%. The foregoing summary of the Second Amendment is qualified in its entirety by reference to Exhibit 10.8 which is hereby incorporated by this reference.

        On June 11, 2002, McHenry T. Tichenor, Jr., Warren W. Tichenor, William E. Tichenor, and Jean T. Tichenor along with Univision Communications Inc., a Delaware corporation, Univision Acquisition Corporation, a Delaware Corporation, and Clear Channel Communications, Inc., entered into the Support Agreement which governs the number of shares of Hispanic Class A Common Stock the above named members of the Tichenor Family (as defined in the Support Agreement) may transfer (each may transfer 100,000 shares in any 12 month period; and Warren W. Tichenor, William E. Tichenor and Jean T. Tichenor may collectively transfer up to 4,000,000 shares to a lender in satisfaction of any obligation related to a bona fide pledge to secure financing) until the Merger Agreement terminates or at the Effective Time (as that term is defined in the Merger Agreement). (By letter dated September 26, 2002, Univision Communications, Inc. consented to the sale of an additional 130,000 shares of Hispanic Class A Common Stock by William E. Tichenor.) Also, under the Support Agreement, the above named members of the Tichenor Family are obligated to vote in favor of the Merger Agreement and against any action that would impede with or interfere with the Merger Agreement. See Item 4 of this Amendment No. 2 to Schedule 13D for additional information concerning the Support Agreement. The foregoing summary of the Support Agreement is qualified in its entirety by reference to Exhibit 10.6, which is hereby incorporated by this reference.

        The Company granted McHenry T. Tichenor, Sr. and McHenry T. Tichenor, Jr. the options set forth on the attached Schedule 2, which Schedule is incorporated herein by this reference.

Item 7. Material to Be Filed as Exhibits

Exhibit 10.1
Amended and Restated Agreement and Plan of Merger between Tichenor Media System, Inc. and Clear Channel Communications, Inc., dated October 10, 1996 (incorporated herein by reference to Exhibit 2.5.7 to the Company's Form 10-K filed on December 23, 1996).

Exhibit 10.2	Assignment Agreement by the Company and Heftel Merger Sub, Inc., dated October 10, 1996 (incorporated herein by reference to Exhibit 2.5.8 to the Company's Form 10-K filed on December 23, 1996).
Exhibit 10.3
Registration Rights Agreement among the Company, McHenry T. Tichenor, Sr., McHenry T. Tichenor, Jr., McHenry T. Tichenor, Jr., as Custodian for David T. Tichenor, Warren W. Tichenor, William E. Tichenor, Jean T. Russell, Ricardo A. del Castillo, Jeffrey T. Hinson, David Lykes, Alta Subordinated Debt Partners III, L.P., Prime II Management, L.P., and PrimeComm, L.P., dated February 14, 1997 (incorporated herein by reference to Exhibit 2.5.11 to the Company's Registration Statement on Form S-4 (Reg. No. 333-19713)).
Exhibit 10.4
First Amendment to Registration Rights Agreement among the Company, McHenry T. Tichenor, Sr., McHenry T. Tichenor, Jr., the David T. Tichenor Trust, Warren W. Tichenor, William E. Tichenor, Jean T. Russell, Jeffrey T. Hinson, and David Lykes, dated December 19, 1997 (previously filed as Exhibit 10.1 to Amendment No. 1 to Schedule 13D).
Exhibit 10.5
Agreement and Plan of Reorganization by and among Univision Communications Inc., a Delaware corporation, Univision Acquisition Corporation, a Delaware corporation, and Hispanic Broadcasting Corporation, a Delaware corporation, dated June 11, 2002 (incorporated herein by this reference to Exhibit 2.1 to the Form 8-K filed by Univision Communications Inc., dated June 12, 2002).
Exhibit 10.6
HBC Stockholder Support Agreement by and among Univision Communications Inc., a Delaware corporation, Univision Acquisition Corporation, a Delaware corporation, Clear Channel Communication Inc., a Texas corporation, McHenry T. Tichenor, Jr., Warren W. Tichenor, William E. Tichenor and Jean T. Tichenor, dated June 11, 2002 (incorporated herein by this reference to Exhibit 2.3 to the Form 8-K filed by Univision Communications Inc., dated June 12, 2002).
Exhibit 10.7
Amended and Restated Stockholders Agreement by and among Hispanic Broadcasting Corporation, a Delaware corporation (f/k/a Heftel Broadcasting Corporation), Clear Channel Communications, Inc., a Texas Corporation, Clear Channel Radio, Inc., a Nevada corporation, McHenry T. Tichenor, Jr., U.S. Bank, as trustee of the David T. Tichenor Trust, Warren W. Tichenor, William E. Tichenor and Jean T. Tichenor (f/k/a Jean T. Russell), dated December 1, 1998 (filed herewith).
Exhibit 10.8
Amendment to Amended and Restated Stockholders Agreement by and among Hispanic Broadcasting Corporation, a Delaware corporation (f/k/a Heftel Broadcasting Corporation), Clear Channel Communications, Inc., a Texas corporation, Clear Channel Radio, Inc., a Nevada corporation, McHenry T. Tichenor, Jr., McHenry T. Tichenor, Sr., First National Bank of Fort Collins, as trustee of the David T. Tichenor Trust, Warren W. Tichenor, William E. Tichenor and Jean Tichenor, dated March 1, 2001 (filed herewith).
Exhibit 24.1	Power of Attorney of Warren W. Tichenor (previously filed as Exhibit 24.1 to Schedule 13D).
Exhibit 24.2	Power of Attorney of William E. Tichenor (previously filed as Exhibit 24.2 to Schedule 13D).

Exhibit 24.3	Power of Attorney of McHenry T. Tichenor, Sr. (previously filed as Exhibit 24.4 to Amendment No. 1 to Schedule 13D).
Exhibit 24.4	Power of Attorney of Jean T. Tichenor (filed herewith).
Exhibit 24.5	Power of Attorney of First National Bank of Fort Collins (filed herewith).
Exhibit 24.6	Power of Attorney of HEF Investors Limited Partnership (filed herewith).
Exhibit 99.1
Agreement Among Filing Parties among McHenry T. Tichenor, Sr., McHenry T. Tichenor, Jr., McHenry T. Tichenor, Jr., as Custodian for David T. Tichenor, Warren W. Tichenor, William E. Tichenor, and Jean T. Russell, dated February 21, 1997 (previously filed as Exhibit 99.1 to Schedule 13D).
Exhibit 99.2
Voting Agreement among Tichenor Media Systems, Inc., McHenry T. Tichenor, Sr., McHenry T. Tichenor, Jr., McHenry T. Tichenor, Jr., as Custodian for David T. Tichenor, Warren W. Tichenor, William E. Tichenor, and Jean T. Russell, dated July 1, 1996 (incorporated herein by reference to Exhibit 2.5.10 to the Company's Registration Statement on Form S-4 (Reg. No. 333-19713)).
Exhibit 99.3
Agreement Among Filing Parties among McHenry T. Tichenor, Sr., McHenry T. Tichenor, Jr., McHenry T. Tichenor, Jr., as Custodian for David T. Tichenor, the Colorado National Bank, as trustee of the David T. Tichenor Trust, Warren W. Tichenor, William E. Tichenor, and Jean T. Russell, dated February 2, 1998 (previously filed as Exhibit 99.1 to Amendment No. 1 to Schedule 13D).
Exhibit 99.4
Agreement Among Filing Parties among McHenry T. Tichenor, Sr., McHenry T. Tichenor, Jr., First National Bank of Fort Collins, as trustee of the David T. Tichenor Trust, Warren W. Tichenor, William E. Tichenor, Jean T. Tichenor, individually and as trustee of The Jean Tichenor Family Trust dated February 24, 1998, as amended, and HEF Investors Limited Partnership, dated November 19, 2002 (filed herewith).

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 19, 2002

/s/ McHenry T. Tichenor, Sr. McHenry T. Tichenor, Sr.

/s/ McHenry T. Tichenor, Jr. McHenry T. Tichenor, Jr.
The David T. Tichenor Trust
By: First National Bank of Fort Collins, as trustee
By: /s/ Jack Wolfe Jack Wolfe Senior Vice President
U.S. Bank N.A.
By: /s/ J.T. Garcia, Jr. J.T. Garcia, Jr. Vice President
/s/ McHenry T. Tichenor, Jr. McHenry T. Tichenor, Jr., as trustee pursuant to a Voting Trust Agreement
/s/ Warren W. Tichenor Warren W. Tichenor
/s/ William E. Tichenor William E. Tichenor
/s/ Jean T. Tichenor Jean T. Tichenor
/s/ Jean T. Tichenor Jean T. Tichenor, as trustee of the Jean T. Tichenor Family Trust Dated February 24, 1998, as Amended

HEF Investors Limited Partnership
General Partner: JSC Tich Investments LLC
/s/ Jean T. Tichenor By its member, Jean T. Tichenor, as trustee of The Jean T. Tichenor Family Trust Dated February 24, 1998, as Amended
/s/ McHenry T. Tichenor, Jr. McHenry T. Tichenor, Jr., as trustee of the Genevieve Beryl Tichenor Trust
/s/ McHenry T. Tichenor, Jr. McHenry T. Tichenor, Jr. Attorney-in-Fact

SCHEDULE 1

CERTAIN INFORMATION REGARDING TRANSACTIONS OF FILING PARTIES

NAME OF FILING PERSON	DATE OF TRANSACTION	NATURE OF TRANSACTION	NUMBER OF SHARES	PRICE PER SHARE
McHenry T. Tichenor, Jr.	05/15/02	Vesting of options	7,000	21.520	*
McHenry T. Tichenor, Jr.	05/25/02	Vesting of options	12,000	32.938	*
McHenry T. Tichenor, Jr.	06/04/02	Vesting of options	12,000	18.125	*
McHenry T. Tichenor, Jr.	06/06/02	Vesting of options	26,666	11.750	*
McHenry T. Tichenor, Sr.	05/15/02	Vesting of options	1,200	21.520	*
McHenry T. Tichenor, Sr.	05/25/02	Vesting of options	1,200	32.938	*
McHenry T. Tichenor, Sr.	06/04/02	Vesting of options	1,333	18.125	*
McHenry T. Tichenor, Sr.	06/06/02	Vesting of options	3,334	11.75	*
William E. Tichenor	10/01/02	Sale on open market	25,000	19.00
William E. Tichenor	10/02/02	Sale on open market	10,000	19.61
William E. Tichenor	10/02/02	Sale on open market	15,000	20.0151
William E. Tichenor	10/15/02	Sale on open market	25,000	20.3666
William E. Tichenor	10/17/02	Sale on open market	25,000	21.0008

*
Exercise price of the option shares.

SCHEDULE 2

OPTIONS GRANTED BY THE COMPANY TO THE FILING PARTIES

	Derivative Securities
Insider/Derivative Security	Date Exercisable	Expiration Date	Title of Underlying Securities	Number of Underlying Securities		Exercise Price
McHenry T. Tichenor, Jr.	(1)	6/6/07	Class A Common Stock	80,000		$11.750
	(2)	6/4/08	Class A Common Stock	36,000		$18.125
	(3)	3/23/09	Class A Common Stock	40,000		$20.967
	(4)	5/25/10	Class A Common Stock	60,000		$32.938
	(5)	10/13/10	Class A Common Stock	30,000		$20.563
	(6)	5/15/11	Class A Common Stock	35,000		$21.520
	(7)	4/2/12	Class A Common Stock	100,000		$28.02
	(8)	6/4/12	Class A Common Stock	50,000		$24.000
McHenry T. Tichenor, Sr.
	(1)	6/6/07	Class A Common Stock	3,334	*	$11.75
	(2)	6/4/08	Class A Common Stock	2,667	**	$18.125
	(3)	3/23/09	Class A Common Stock	5,000		$20.967
	(4)	5/25/10	Class A Common Stock	6,000		$32.938
	(5)	10/13/10	Class A Common Stock	4,800	***	$20.563
	(6)	5/15/11	Class A Common Stock	6,000		$21.520
	(8)	6/4/12	Class A Common Stock	6,000		$24.000

*
Portion of the original grant of 10,000 options has been exercised.

**
Portion of the original grant of 4,000 options has been exercised.

***
Portion of the original grant of 6,000 options has been exercised.

(1)
The options were granted on June 6, 1997 and vest 1/3 at the end of years 3, 4 and 5.

(2)
The options were granted on June 4, 1998 and vest 1/3 at the end of years 3, 4 and 5.

(3)
The options were granted on March 23, 1999 and vest 1/3 at the end of years 3, 4 and 5.

(4)
The options were granted on May 25, 2000 and vest 1/5 at the end of years 1, 2, 3, 4 and 5.

(5)
The options were granted on October 13, 2000 and vest 1/5 at the end of years 1, 2, 3, 4 and 5.

(6)
The options were granted on May 15, 2001 and vest 1/5 at the end of years 1, 2, 3, 4 and 5.

(7)
The options were granted on April 2, 2002 and vest 1/2 immediately and 1/6 at the end of years 1,2 and 3.

(8)
The options were granted on June 4, 2002 and vest 1/5 at the end of years 1, 2, 3, 4 and 5.

QuickLinks

  Item 1. Security and Issuer
  Item 2. Identity and Background
  Item 3. Source and Amount of Funds or Other Consideration
  Item 4. Purpose of Transaction
  Item 5. Interest in Securities of the Issuer
SHARES BENEFICIALLY OWNED
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Security of the Issuer
  Item 7. Material to Be Filed as Exhibits
SCHEDULE 1 CERTAIN INFORMATION REGARDING TRANSACTIONS OF FILING PARTIES
SCHEDULE 2 OPTIONS GRANTED BY THE COMPANY TO THE FILING PARTIES